UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) Or Section 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 7)
Pacific Internet Limited
(Name of Subject Company (Issuer))
Connect Holdings Limited
Connect International Limited
Ashmore Global Special Situations Fund Limited
Ashmore Global Special Situations Fund 2 Limited
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid
Investment Portfolio
Ashmore Emerging Markets Debt Fund
Ashmore Emerging Markets Debt and Currency Fund Limited
Ashmore Management Company Limited
Spinnaker Global Opportunity Fund Ltd
Spinnaker Global Emerging Markets Fund Ltd
Spinnaker Global Strategic Fund Ltd
Clearwater Undersea Cable Investments, LP
Clearwater Capital GP, Ltd
(Names of Filing Persons (Offeror))
Ordinary Shares
(Title of Class of Securities)
Y66183-10-7
(CUSIP Number of Class of Securities)
Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943
(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on behalf of the Filing Persons)
Copy to: Sarah C. Murphy
Freshfields Bruckhaus Deringer
65 Fleet Street
London EC4Y 1HS
United Kingdom
+44 20 7832 7429
CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$112,612,027	$3,457.19

(1)	Estimated for purposes of calculating the amount of filing fee only. This amount is based upon an estimate of the maximum number of shares which may be purchased pursuant to the tender offer at the tender offer price of $10.00 per share, or 10,237,457 shares. The maximum number of shares which may be purchased pursuant to the tender offer was calculated by adding 13,840,164 issued shares of PacNet as of 31 March 2007 and 518,580 shares issuable pursuant to the exercise of options as of 13 April 2007, and subtracting the 4,121,287 shares owned by Connect.

(2)	The amount of the filing fee calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $30.70 per $1,000,000 of the transaction valuation.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,003.22	Filing Party: Connect Holdings Limited

Form or Registration No: TO-T	Date Filed: May 2, 2007

Amount Previously Paid: $453.97	Filing Party: Connect Holdings Limited

Form or Registration No: TO-T/A	Date Filed: June 7, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1

☐	issuer tender offer subject to Rule 13e-4

☑	going-private transaction subject to Rule 13e-3

☑	amendment to Schedule 13D under Rule 13d-2
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

CUSIP No.	Y66183-10-7

1	NAMES OF REPORTING PERSONS: Connect Holdings Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Connect International Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Bermuda

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Ashmore Global Special Situations Fund 2 Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt Fund

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Ashmore Emerging Markets Debt and Currency Fund Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Ashmore Management Company Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Guernsey

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

CUSIP No.

1	NAMES OF REPORTING PERSONS: Spinnaker Global Opportunity Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

CUSIP No.

1	NAMES OF REPORTING PERSONS: Spinnaker Global Emerging Markets Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

CUSIP No.

1	NAMES OF REPORTING PERSONS: Spinnaker Global Strategic Fund Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

British Virgin Islands

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IV

CUSIP No.

1	NAMES OF REPORTING PERSONS: Clearwater Undersea Cable Investments, LP

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

CUSIP No.

1	NAMES OF REPORTING PERSONS: Clearwater Capital GP, Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Cayman Islands

	7	SOLE VOTING POWER:

NUMBER OF		__

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		12,126,210 shares

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		__

WITH	10	SHARED DISPOSITIVE POWER:

12,126,210 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

12,126,210 shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

87.59%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

SIGNATURES
EXHIBITS INDEX
EX 99.A.5.VII PRESS RELEASE
EX 99.A.5.VIII LETTER TO PACNET
EX-99.A.5.VII: Press Release
EX-99.A.5.VIII: Letter to PacNet

     This Amendment No. 7 (this Amendment) amends and supplements the Tender Offer Statement, Rule 13e-3 Transaction Statement and Schedule 13D/A filed under cover of Schedule TO, as amended through the date hereof (as amended the Statement), originally filed with the Securities and Exchange Commission on 2 May 2007 by Connect Holdings Limited, a company organized under the laws of Bermuda (Connect) and its shareholder and ultimate control persons: Connect International Limited (CIL), Ashmore Global Special Situations Fund Limited (GSSF), Ashmore Global Special Situations Fund 2 Limited (GSSF2), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (EMLIP), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (ARF), Ashmore Emerging Markets Debt Fund (AEMDF), Ashmore Emerging Markets Debt and Currency Fund Limited (AEMDCF), Ashmore Management Company Limited (AMC), Spinnaker Global Opportunity Fund Ltd (SGO), Spinnaker Global Emerging Markets Fund Ltd (SGEM), Spinnaker Global Strategic Fund Ltd (SGS), Clearwater Undersea Cable Investments, LP (Clearwater) and Clearwater Capital GP, Ltd (Clearwater GP) (collectively with Connect, the filing persons), relating to the offer by the filing persons to purchase all the issued ordinary shares of Pacific Internet Limited (PacNet), at a purchase price of US$11.00 net in cash per share, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated 2 May 2007, as amended (the Offer to Purchase), and in the related Letter of Transmittal. The information set forth in the Offer to Purchase and the related Letter of Transmittal is incorporated herein by reference with respect to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms used and not otherwise defined in this amendment shall have the meaning assigned to such terms in the Offer to Purchase or in the Statement. The filing persons have also today filed a Rule 13E-3 Transaction Statement.
Item 4. Purpose of Transaction
Item 4 of the Statement is hereby amended and supplemented to include the following new paragraphs:
     Following the successful close of Connect’s Offer on 22 June 2007, Connect is the largest shareholder of PacNet. As the largest shareholder, Connect has on 13 July 2007 sent an official request to the Board of Directors of PacNet, requesting board representation proportionate to its shareholding in the company. In view of the current composition of the Board, Connect has requested that the Board initially appoint three Connect nominees, Mr William Barney, Mr Brett Lay and Ms Grace Guang, as Directors of PacNet. Connect’s letter to the Board of PacNet is attached hereto as Exhibit (a)(5)(vi), and incorporated by reference herein.
     Although the Offer has successfully closed, Connect intends to continue to review its investment in PacNet. Connect currently intends to continue to seek to acquire additional PacNet Shares, through open market purchases, privately negotiated transactions or otherwise, upon such terms and at such prices as Connect shall determine, subject to applicable law and regulations. In that regard, under the Singapore Code, Connect may acquire PacNet Shares, however, for a period of six months after 12 July 2007, being the date of the close of the subsequent offer period, it may not acquire PacNet Shares, or make a second offer for PacNet Shares, at a price higher than the price paid in the Offer (US$11.00 per PacNet Share), except with the consent of the Singapore Securities Industry Council.
Item 8. Interest in the Securities of the Subject Company
Item 8 of the Statement is hereby amended and supplemented to include the following new paragraph:
     As of 12 July 2007, Connect and parties acting or deemed to be acting in concert with Connect owned, controlled or have agreed to acquire an aggregate of 12,126,210 PacNet shares, representing approximately 87.59% of the issued shares of PacNet (based on 13,844,164 issued shares of PacNet as disclosed in information provided to Connect by PacNet as of 6 June 2007).
Item 11. Additional Information
Item 11 of the Statement is hereby amended and supplemented to include the following new paragraphs:

     At 1:00 a.m., New York City time, on 12 July 2007, 1:00 p.m., Singapore time, on 12 July 2007, the subsequent offer period closed. The Bank of New York, the depositary for the Offer has advised Connect that as of 12 July 2007, 8,004,923 shares, representing approximately 57.82% of the issued shares of PacNet (based on the latest available information provided to Connect by PacNet) had been validly tendered in and not withdrawn from the Offer. All validly tendered Shares have been accepted for payment, and payment is being made promptly in accordance with the terms of the Offer.
     On 13 July 2007, Connect issued a press release announcing that the subsequent offer period has successfully closed. Connect will immediately accept all Shares validly tendered during the subsequent offering period and will pay for the Shares promptly after acceptance, in accordance with the terms of the Offer. Connect intends to acquire additional PacNet shares through the open market or privately negotiated transactions, subject to all applicable laws and regulations. The press release is filed hereto as Exhibit (a)(5)(viii).
Item 12. Exhibits.
Item 12 of the Statement is hereby amended and supplemented by adding the following:
     (a)(5)(vii) Press release issued by Connect dated 13 July 2007.
     (a)(5)(viii) Letter to PacNet dated 13 July 2007.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: 13 July 2007

Connect Holdings Limited

By:	/s/ William Barney
Title:	Director

Connect International Limited

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Global Special Situations Fund Limited

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Global Special Situations Fund 2 Limited

By:	/s/ William Barney
Title:	Authorised signatory

Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio

By:	/s/ William Barney
Title:	Authorised signatory

Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Emerging Markets Debt Fund

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Emerging Markets Debt and Currency Fund Limited

By:	/s/ William Barney
Title:	Authorised signatory

Ashmore Management Company Limited

By:	/s/ William Barney
Title:	Authorised signatory

Spinnaker Global Opportunity Fund Ltd

By:	/s/ William Barney
Title:	Authorised signatory

Spinnaker Global Emerging Markets Fund Ltd

By:	/s/ William Barney
Title:	Authorised signatory

Spinnaker Global Strategic Fund Ltd

By:	/s/ William Barney
Title:	Authorised signatory

Clearwater Undersea Cable Investments, LP

By:	/s/ William Barney
Title:	Authorised signatory

Clearwater Capital GP, Ltd

By:	/s/ William Barney
Title:	Authorised signatory

EXHIBITS INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Offer to Purchase dated 2 May 2007.*

(a)(1)(ii)	Letter of Transmittal.*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Trust Companies and other Nominees.*

(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii)	Announcement of Despatch of Offer to Purchase, dated 2 May 2007.*

(a)(1)(viii)	Options Proposal Letter dated 2 May 2007.*

(a)(5)(i)	Press release issued by Connect dated 7 June 2007.**

(a)(5)(ii)	Letter to PacNet Shareholders dated 7 June 2007.**

(a)(5)(iii)	Letter to PacNet Optionholders dated 7 June 2007.**

(a)(5)(iv)	Press release issued by Connect dated 12 June 2007. ***

(a)(5)(v)	Press release issued by Connect dated 19 June 2007.****

(a)(5)(vi)	Press release issued by Connect dated 25 June 2007. ††

(a)(5)(vii)	Press release issued by Connect dated 13 July 2007.

(a)(5)(viii)	Letter to PacNet dated 13 July 2007.

(c)	Lazard Presentation to Connect dated 27 April 2007.*

(d)	Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated 12 January 2007.†

(d)(ii)	Irrevocable Undertaking to Accept Offer by MediaRing Ltd. to Connect Holdings Limited dated 7 June 2007**

(g)	Question and Answer Script for Investor Telephone Conversations.*

(g)(ii)	Revised Question and Answer Script for Investor Telephone Conversations.****

99.1	Powers of Attorney.*

****	Previously filed with the SEC as an exhibit to Amendment No. 5 to Schedule TO on 19 June 2007

***	Previously filed with the SEC as an exhibit to Amendment No. 4 to Schedule TO on 12 June 2007

**	Previously filed with the SEC as an exhibit to Amendment No. 3 to Schedule TO on 7 June 2007

*	Previously filed with the SEC as an exhibit to Schedule TO on 2 May 2007

†	Previously filed with the SEC as an exhibit to Amendment No. 5 to Schedule 13D on 23 January 2007

††	Previously filed with the SEC as an exhibit to Amendment No. 6 to Schedule 13D on 25 June 2007